Exhibit 99.2

Ellomay Capital Ltd. and its Subsidiaries Condensed Consolidated Interim Financial Statements As at June 30, 2014 (Unaudited)

Ellomay Capital Ltd. and its Subsidiaries

Interim Condensed Consolidated Financial Statements as at June 30, 2014 (Unaudited)

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Interim Statements of Financial Position (Unaudited)

		June 30	December 31
		2014	2013
	Note	US$ in thousands
Assets
Current assets:
Cash and cash equivalents		42,893	7,238
Short-term deposits		-	5,153
Restricted cash		318	5,653
Trade receivables		207	134
Other receivables and prepaid expenses		6,032	4,357
		49,450	22,535
Non-current assets

Investment in equity accounted investee	9	28,727	24,601
Financial asset	9	1,835	389
Advance payment on account of investment	11	408	-
Property, plant and equipment, net	5	89,638	93,671
Restricted cash and deposits		4,309	4,315
Other assets		2,097	1,419
		127,014	124,395

Total assets		176,464	146,930

Liabilities and Equity

Current liabilities

Loans and borrowings	6,7	623	19,454
Debentures	8	5,511	-
Accounts payable		2,236	2,154
Accrued expenses and other payables		4,892	5,311
		13,262	26,919
Non-current liabilities

Finance lease obligations	7	6,550	6,814
Long-term loans	6	4,629	11,050
Debentures	8	50,957	-
Other long-term liabilities		2,899	2,386
		65,035	20,250

Total liabilities		78,297	47,169

Equity
Share capital		26,180	26,180
Share premium		76,932	76,932
Treasury shares		(522)	(522)
Reserves		3,082	4,154
Accumulated deficit		(7,527)	(7,011)
Total equity attributed to shareholders of the Company		98,145	99,733
Non-Controlling Interest		22	28

Total equity		98,167	99,761

Total liabilities and equity		176,464	146,930

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Interim Statements of Comprehensive Income (Loss) (Unaudited)

		For the six months ended June 30
		2014	2013
	Note	US$ in thousands (except per share data)
Revenues		7,531	4,840
Operating expenses		1,529	882
Depreciation expenses		2,615	1,422
Impairment charges	5	574	-
Gross profit		2,813	2,536

General and administrative expenses		2,348	1,294
Company’s share of losses of investee accounted for at equity		230	*233
Other income, net		1,843	*2,638
Gain on bargain purchase		-	10,237
Operating Profit		2,078	13,884

Financing income		736	126
Financing income (expenses) in connection with derivatives reevaluation , net		(343)	*1,189
Financing expenses		(2,915)	(1,587)
Financing expenses, net		(2,522)	(272)

Profit (loss) before taxes on income		(444)	13,612

Taxes on income		78	777

Net income (loss) for the period		(522)	12,835

Income (Loss) attributable to:
Shareholders of the Company		(516)	12,791
Non-controlling interests		(6)	44

Net income (loss) for the period		(522)	12,835

Other comprehensive income (loss)
Items that are or may be reclassified to profit or loss:
Foreign currency translation adjustments		(303)	500

Items that would not be reclassified to profit or loss:
Presentation currency translation adjustments		(769)	-

Total other comprehensive income (loss)		(1,072)	500

Total comprehensive income (loss)		(1,594)	13,335

Basic and Diluted net earnings (loss) per share		(0.05)	1.2

*Reclassification – see Note 2C.

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity (Unaudited)

	Attributable to owners of the Company							Non- controlling interests	Total Equity
					Translation
					reserve	Presentation
					from	currency
	Share	Share	Accumulated	Treasury	foreign	translation
	capital	premium	deficit	shares	operations	reserve	Total
		US$ in thousands
For the six months ended
June 30, 2014

Balance as at
January 1, 2014	26,180	76,932	(7,011)	(522)	4,154	-	99,733	28	99,761
Loss for the period	-	-	(516)	-	-		(516)	(6)	(522)
Other comprehensive loss	-	-	-	-	(303)	(769)	(1,072)	-	(1,072)
Total comprehensive loss	-	-	(516)	-	(303)	(769)	(1,588)	(6)	(1,594)

Balance as at
June 30, 2014	26,180	76,932	(7,527)	(522)	3,851	(769)	98,145	22	98,167

	Attributable to owners of the Company						Non- controlling interests	Total Equity
					Translation
					reserve
					from
	Share	Share	Accumulated	Treasury	foreign
	capital	premium	deficit	shares	operations	Total
	US$ in thousands
For the six months ended
June 30, 2013

Balance as at
January 1, 2013	26,180	76,410	(17,079)	(522)	(1,884)	83,105	9	83,114
Income for the period	-	-	12,791	-	-	12,791	44	12,835
Other comprehensive income	-	-	-	-	500	500	-	500
Total comprehensive income	-	-	12,791	-	500	13,291	44	13,335

Balance as at
June 30, 2013	26,180	76,410	(4,288)	(522)	(1,384)	96,396	53	96,449

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Interim Statements of Cash Flows (Unaudited)

	Six months ended June 30
	2014	2013
	US$ thousands
Cash flows from operating activities
Income (loss) for the period	(522)	12,835
Adjustments for:
Financing expenses (income), net	2,522	*272
Gain on bargain purchase	-	(10,237)
Impairment charges	574	-
Depreciation	2,615	1,422
Company’s share of losses of investees accounted for at equity	230	233
Decrease in trade receivables	(74)	(74)
Increase in other receivables and prepaid expenses	(2,259)	(2,482)
Increase in financial assets	(1,478)	*(2,631)
Increase (decrease) in accrued severance pay, net	(27)	10
Increase in trade payables	177	38
Increase (decrease) in accrued expenses and other payables	541	(590)
Tax expenses	78	777
Tax paid	181	-
Interest received	58	86
Interest paid	(2,525)	(905)

Net cash provided by (used in) operating activities	91	(1,246)

Cash flows from investing activities:
Purchase of property and equipment	(92)	(6,910)
Acquisition of subsidiary, net of cash acquired	-	(30,742)
Advance payment on account of investment	(408)	-
Investment in equity accounted investees	(4,058)	(2,129)
Settlement of forward contract	-	(169)
Proceeds from (Investment in) restricted cash	5,321	(1,589)
Proceeds from (Investment in) deposits	5,153	(16)

Net cash Provided by (used in) investing activities	5,916	(41,555)

Cash flows from financing activities
Repayment of loans	(25,506)	(6,659)
Proceeds from loans and Debentures, net	55,791	17,692

Net cash provided by financing activities	30,285	11,033

*Reclassification – see Note 2C.

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Interim Statements of Cash Flows (cont'd) (Unaudited)

	Six months ended June 30
	2014	2013
	US$ thousands
Exchange differences on balance of cash and cash equivalents	(637)	108

Increase (decrease) in cash and cash equivalents	35,655	(31,660)
Cash and cash equivalents at the beginning of the period	7,238	33,292

Cash and cash equivalents at the end of the period	42,893	1,632

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Condensed Consolidated Financial Statements as at June 30, 2014

Note 1 – General

Ellomay Capital Ltd. (hereinafter - the "Company"), is an Israeli Company in the business of energy and infrastructure and its operations currently mainly include production of renewable and clean energy. The Company owns sixteen photovoltaic plants that are connected to their respective national grids and operating as follows: (i) twelve photovoltaic plants in Italy with an aggregate installed capacity of approximately 22.6 MWp, (ii) three photovoltaic plants in Spain with an aggregate installed capacity of approximately 5.6 MWp (see Note 11) and (iii) 85% of one photovoltaic plant in Spain with an installed capacity of approximately 2.3 MWp. In addition, the Company indirectly owns 7.5% of Dorad Energy Ltd. (hereinafter – “Dorad”) (and an option to increase its indirect holdings in Dorad under certain conditions to 9.375%).

The securities of the Company are listed on the NYSE MKT (under the symbol “ELLO”) and on the Tel Aviv Stock Exchange (under the symbol “ELOM”). The address of the Company’s registered office is 9 Rothschild Blvd., Tel Aviv, Israel.

Note 2 - Basis of Preparation

A.           Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting and do not include all of the information required for full annual financial statements. They should be read in conjunction with the financial statements as at and for the year ended December 31, 2013 (hereinafter – “the annual financial statements”).

These condensed consolidated interim financial statements were authorized for issue on October 2, 2014.

These condensed consolidated interim financial statements are presented in US Dollar.

As a result of the significant funds raised in Israel in the beginning of 2014 and the related currency interest rate swap transactions used to exchange the NIS denominated Series A Debentures notional principal with a Euro notional principal (see Note 8) together with the increasing influence of the Euro over the primary economic environment in which the Company operates and the increase in the Company’s holdings of photovoltaic operations in Italy and Spain, the Company has re-evaluated its functional currency. Consequently, management has determinate that the functional currency of the Company has changed from the US Dollar to the Euro with effect from January 1, 2014. The change of the Company’s functional currency has been accounted for prospectively in accordance with IAS 21 “The Effects of changes in Foreign Exchange Rates”. Items included in the financial statements of each of the Company’s subsidiaries and associates are measured using their functional currency. The Company elected the US dollar as its presentation currency.

Translation to presentation currency is as follow:

•	Assets and liabilities presented at the closing rate at the date of balance sheet.

•	Income and expenses are translated at average exchange rate.

The resulting exchange different are recognized in a ‘presentation currency translation reserve’.

No reclassification to profit or loss of the ‘presentation currency translation reserve’ with respect to our Euro functional currency subsidiaries would be recognized upon their disposals.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Condensed Consolidated Financial Statements as at June 30, 2014

Note 2 - Basis of Preparation (cont’d)

B.           Use of estimates and judgments

The preparation of financial statements in conformity with IFRSs requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Except as described below in Note 5, the significant judgments made by management in applying the Company’s accounting policies and the principal assumptions used in the estimation of uncertainty were the same as those that applied to the annual financial statements.

During the six month period ended June 30, 2014 management reassessed its estimates in respect of the recoverable amount of certain photovoltaic plants, see Note 5.

C.           Reclassification

Following the expansion of the Company’s activities during 2014, including the commencement of Dorad operation, during the current period the Company changed the comprehensive income statement classification of the Company’s investments results in its energy and infrastructure projects, so that the result of such investments is recorded within the operating results. Accordingly, the share of losses of investee accounted for under the equity method, re-evaluation of option to acquire additional shares in the investee and other related energy transactions (see note 9A(2)) is included within the Operating Profit. The Company believes that such change reflects more appropriately the Company’s operations as a holding company, operating in the business of energy and infrastructure. Comparative amounts were reclassified for consistency.

Note 3 - Significant Accounting Policies

Except as described above in Note 2C, the accounting policies applied by the Company in these condensed consolidated interim financial statements are the same as those applied in the annual financial statements.

Presented hereunder is a description of the changes in accounting policies that were applied in these condensed consolidated interim financial statements and their effect:

A.           Initial application of new standards

As from January 1, 2014 the Company applies the new standards and amendments described below:

Amendment to IAS 36, Impairment of Assets: Recoverable Amount Disclosures for Non-Financial Assets
The amendment to IAS 36 includes new disclosure requirements for situations in which impairment is recognized and the recoverable amount is determined on the basis of fair value less costs of disposal. Furthermore, the amendment removes the requirement to provide disclosure of the recoverable amount of material cash-generating units if no impairment was recognized in their respect. The amendment to IAS 36 is applicable retrospectively. The application of the amendment to IAS 36 did not have a material effect on the financial statements.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Condensed Consolidated Financial Statements as at June 30, 2014

Note 3 - Significant Accounting Policies (cont’d)

B.           New standards and interpretations not yet adopted

IFRS 15, Revenue from Contracts with Customers
IFRS 15 replaces the current guidance regarding recognition of revenues and presents a new model for recognizing revenue from contracts with customers. IFRS 15 provides two approaches for recognizing revenue: at a point in time or over time. The model includes five steps for analyzing transactions so as to determine when to recognize revenue and at what amount. Furthermore, IFRS 15 provides new and more extensive disclosure requirements than those that exist under current guidance. IFRS 15 is applicable for annual periods beginning on or after January 1, 2017 and earlier application is permitted. IFRS 15 includes various alternative transitional provisions, so that companies can choose between one of the following alternatives at initial application: full retrospective application, full retrospective application with practical expedients, or application as from the mandatory effective date, with an adjustment to the balance of retained earnings at that date in respect of transactions that are not yet complete.

The Company is examining the effects of IFRS 15 on the financial statements.

IFRS 9 (2014), Financial Instruments
A final version of the standard, which includes revised guidance on the classification and measurement of financial instruments, and a new model for measuring impairment of financial assets. This guidance has been added to the chapter dealing with general hedge accounting requirements issued in 2013.

Classification and measurement-
In accordance with IFRS 9 (2014), there are three principal categories for measuring financial assets: amortized cost, fair value through profit and loss and fair value through other comprehensive income. The basis of classification for debt instruments is the entity’s business model for managing financial assets and the contractual cash flow characteristics of the financial asset. Investments in equity instruments will be measured at fair value through profit and loss (unless the entity elected at initial recognition to present fair value changes in other comprehensive income).

IFRS 9 (2014) requires that changes in fair value of financial liabilities designated at fair value through profit or loss that are attributable to changes in its credit risk, should usually be recognized in other comprehensive income.

Hedge accounting – general
Under IFRS 9 (2014), additional hedging strategies that are used for risk management will qualify for hedge accounting. IFRS 9 (2014) replaces the present 80%-125% test for determining hedge effectiveness, with the requirement that there be an economic relationship between the hedged item and the hedging instrument, with no quantitative threshold. In addition, IFRS 9 (2014) introduces new models that are alternatives to hedge accounting as regards credit exposures and certain contracts outside the scope of IFRS 9 (2014) and sets new principles for accounting for hedging instruments. In addition, IFRS 9 (2014) provides new disclosure requirements. IFRS 9 (2014) is effective for annual periods beginning on or after January 1, 2018 with early adoption being permitted. It will be applied retrospectively with some exemptions.

The Company is examining the effects of IFRS 9 (2014) on the financial statements.

Note 4 - Seasonality

Solar power production has a seasonal cycle due to its dependency on the direct and indirect sunlight and the effect the amount of sunlight has on the output of energy produced. Thus, low radiation levels during the winter months decrease power production.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Condensed Consolidated Financial Statements as at June 30, 2014

Note 5 - Property, Plant and Equipment, net

Impairment charges

Following the approval by the Italian parliament in August 2014 and the conversion into law of the Italian decree (the "Decree"), executed by the Italian President in June 2014, providing for a decrease in the Feed-in-Tariff ("FiT") guaranteed to existing photovoltaic plants with installed capacity of more than 200 kW ("Law 116/2014"), the Company examined as at June 30, 2014, in accordance with IAS 36, the recoverability of its photovoltaic plants in Italy, based on the information currently available to the Company (see Note 9 B). Since the book value of some of the photovoltaic plants exceeded their recoverable amount, the Company recognized in those cases an impairment loss during the reporting period which was attributed to the fixed assets comprising the photovoltaic plants.

The recoverable amount which is measured on the basis of fair value was estimated based on projected cash flows for the useful life of each photovoltaic plant , based on the alternative reducing the FiT for photovoltaic plants by 8% discounted at an after tax rate of 5.75%.

In the six month period ended June 30, 2014, the Company recorded an impairment charge of $ 574 thousand.

Note 6 - Loans and borrowings

A.           Composed as follows:

		Interest
	Linkage	rate	June 30
	terms	2014	2014
		%	US$ in thousands
Bank loans (including current maturities)	EURIBOR	1.6-3.5	3,811
Other long-term loans (including current maturities)	EURIBOR	5.15	1,043

Less current maturities			(225)
Total long-term loans			4,629

		Interest
	Linkage	rate	December 31
	terms	2013	2013
		%	US$ in thousands
Bank loans (including current maturities)	EURIBOR	1.6-5.15	10,334
Other long-term loans (including current maturities)	EURIBOR	5.15	1,175

Less current maturities			(459)
Total long-term loans			11,050

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Condensed Consolidated Financial Statements as at June 30, 2014

Note 6 - Loans and borrowings (cont’d)

B.	Details of loan

During the six month period ended June 30, 2014, the Company repaid a loan from Discount bank in the amount of Euro 13.5 million (approximately $ 18,600 thousand) and a loan repaid by a wholly-owned Italian subsidiary of the Company to an Italian bank (Unicredit S.p.A.) in the amount of Euro 4.6 million (approximately $ 6,347 thousand).

As at June 30, 2014 financial covenants were met.

In order to minimize the interest-rate risk resulting from liabilities to banks and financing institutions in Italy linked to the Euribor, the Company executed swap transactions.

Note 7 – Finance Lease Obligation

Composed as follows:

	Linkage	Interest rate	June 30	December 31
	terms	2013 and 2014	2014	2013
		%	US$ in thousands
Leasing institution (including current maturities)	EURIBOR	3.43	6,948	7,210

Less current maturities			(398)	(396)
Total long-term finance lease obligations			6,550	6,814

As at June 30, 2014 financial covenants were met.

In order to minimize the interest-rate risk resulting from liabilities to banks and financing institutions in Italy linked to the Euribor, the Company executed swap transactions.

Note 8 – Debentures

A.           Composed as follows:

Original amount	Interest		June 30, 2014
	rate	Payment date	Face value	Carrying amount
US$ in thousands	%	of principal	US$ in thousands
(*)58,173	4.6	December 31	58,173	56,468

	Less current maturities		5,817	5,511

	Total long-term debentures		52,356	50,957

(*) The exchange rate is as at June 30, 2014.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Condensed Consolidated Financial Statements as at June 30, 2014

Note 8 – Debentures (cont’d)

B.	Series A Debentures – Details

On January 13, 2014, the Company issued NIS 120M (approximately $ 34,404 thousand) principal amount of unsecured non-convertible Series A Debentures through a public offering that was limited to residents of Israel. The Series A Debentures are traded on the TASE (Tel Aviv Stock Exchange).

On June 19, 2014, the Company issued additional NIS 80.341M principal amount of Series A Debentures (approximately $ 23,222 thousand).

As at June 30, 2014 financial covenants were met (see Note 22 to the Company’s annual financial statements).

In order to minimize the currency risk resulting from Series A Debentures, the Company executed currency interest rate swap transactions. In February and in July 2014 the Company exchanged Series A Debentures NIS denominated notional principal in the aggregate amount of NIS 86 million (approximately $ 25 million) with a Euro notional principal (currency swap transactions). Following the closing of the acquisition of three additional photovoltaic plants in Spain (see Note 11), the Company expects to execute an additional currency swap transaction in the aggregate amount of the consideration paid in connection with such acquisition.

Such currency swap transactions do not qualify for hedge accounting. The currency swaps are measured at fair value with all changes in fair value recognized in profit or loss.

Note 9 - Investee Companies and Other Investments

A.	Information about investee companies

1.	U. Dori Energy Infrastructures Ltd. (“Dori Energy”) –

The Company through its wholly owned subsidiary, Ellomay Clean Energy Ltd. ("Ellomay Energy") entered into an Investment Agreement (the "Dori Investment Agreement") with Dori Group Ltd. ("Dori Group"), and Dori Energy, with respect to an investment in Dori Energy. Dori Energy holds 18.75% of the share capital of Dorad, which owns an approximate 800 MWp bi-fuel operated power plant in the vicinity of Ashkelon, Israel (the "power plant").

On May 12, 2014 Dorad was issued production licenses for 20 years and a supply license for one year and on May 19, 2014 Dorad began commercial operation of the power plant.

During the six month period ended June 30, 2014, the Company extended approximately $ 4,058 thousand subordinated shareholder loans to Dori Energy. The shareholder loans are linked to the Israeli CPI and bear an annual interest rate of 3% higher than the annual interest Dorad is committed to pay to Dorad's financing consortium during the financial period in respect of the "senior debt" (5.5% as at June 30, 2014, i.e., the annual interest rate on the shareholder loans was 8.5% as at June 30, 2014).

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Condensed Consolidated Financial Statements as at June 30, 2014

Note 9 - Investee Companies and Other Investments (cont’d)

A.	Information about investee companies and other investments (cont’d)

1.	U. Dori Energy Infrastructures Ltd. (“Dori Energy”) – (cont'd)

During 2014 Dorad provided, through its shareholders at their proportionate holdings, additional guarantees in favor of the Public Utilities Authority - Electricity ("the Electricity Authority") in order to comply with its license conditions and as required by its agreement with Israel Electric Corporation. Total additional performance guarantees provided by Dorad amounted to approximately NIS 180 million (approximately $ 52.4 million), of which, indirectly, the Company's share is approximately NIS 13.5 million (approximately $ 3.9 million).

The option to purchase additional shares of Dori Energy is measured based on its fair value in every reported period and changes are recorded as other income or expenses. As at June 30, 2014, the fair value of the option is approximately $ 355 thousand and it is recorded as financial asset. The revaluation of the option was recognized as other income, net in the amount of $ 38 thousand for the six month period ended June 30, 2014.

2.	Pumped Storage Projects (“PSP”) –

As discussed in note 6 to the annual financial statements, with respect to Erez Electricity agreement following the financial closing of PSP Gilboa, the Company is entitled to receive the first installment of NIS 1,200 thousand ($ 349 thousand), which was received in July 2014. The Company believes it will be entitled to receive also  the second installment amounting to NIS 5,500 thousand (approximately $ 1,600 thousand) which is contingent upon receipt of permanent licenses for generation of power and the approval of the technical advisor appointed by the financial institutions who have financed PSP Gilboa to the transfer from set up phase to operational phase. As at June 30, 2014, the Company estimated the fair value of the second installment to be paid at approximately NIS 5,087 thousand (approximately $ 1,480 thousand) using a discounted cash flow model. Both installments were recognized as Other Income in profit and loss.

Pumped-storage project in the Manara Cliff in Israel-

As discussed in Note 22B to the annual financial statements, with respect to Ortam agreement, on May 20, 2014 the Company entered into an agreement with Electra, an Israeli publicly listed company, pursuant to which, subject to the fulfillment of conditions as set forth below, the Company shall acquire Electra’s holdings (24.75%) in the Partnership as well as Electra's holdings: (i) in the GP (25%), and (ii) in the EPC (50%). In addition, the Company entered into an agreement with Electra on May 20, 2014 pursuant to which Electra shall, upon closing of the transactions contemplated by the aforementioned agreements, acquire the Company's holdings in the EPC. In addition, pursuant to such Agreement, the Company was granted with a call option to acquire the EPC from Electra, and Electra was granted a put option to sell the EPC to the Company, in each case within 12 months as of the aforementioned closing.

In addition to the aforementioned agreements, on January 19, 2014 the Company entered into an agreement with Galilee Development Cooperative Ltd, an Israeli cooperative, pursuant to which, subject to the fulfillment of conditions as set forth below, the Company shall acquire the cooperative's holdings (24.75%) in the Partnership as well as its holdings: (i) in the GP (25%), and (ii) in the EPC (50%).

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Condensed Consolidated Financial Statements as at June 30, 2014

Note 9 - Investee Companies and Other Investments (cont’d)

A.	Information about investee companies and other investments (cont’d)

2.	Pumped Storage Projects (“PSP”) – (cont'd)

The consummation of the transactions contemplated by the Agreements described above is subject to the fulfillment of various conditions precedent, including the obtainment of third party approvals.

3.	Pre-Bid Agreement

On June 10, 2014 the Company entered into a Pre-Bid Agreement (the “Pre-Bid Agreement”) with several other companies (together with the Company, the “Consortium”) in connection with the possible submission of an offer (the “Offer”) for the acquisition of the participating interest in the 364/"Alon A" License and the 366/"Alon C" License, both exploration and drilling licenses offshore Israel, from Noble Energy Mediterranean Ltd., Delek Drilling L.P. and Avner Oil Exploration L.P. Pursuant to the Pre-Bid Agreement, the Company can choose whether or not to join the Offer but is required to participate in the costs of preparing and submitting the Offer, regardless of whether or not it chooses to join the Offer. Therefore, as at June 30, 2014 the Company accrued related costs of approximately $ 156 thousand. Should the Company choose to join the Offer, it is expected to hold approximately 20% of the Consortium. The Company cannot currently assess whether it will join the Offer, and there is no assurance that the Offer will be accepted and under what terms.

B.	Subsidiaries – Regulatory updates

Italy

Following the approval by the Italian parliament in August 2014, the Decree executed by the Italian president in June was converted into law providing for a decrease in the FiT guaranteed to existing photovoltaic plants with installed capacity of more than 200 kW. Pursuant to Law 116/2014, operators of existing photovoltaic plants, such as the Company, which received a guaranteed 20-year FiT under current Italian legislation, will be required to choose between the following four alternatives:

(i) a reduction of 8% in the FiT for photovoltaic plants with installed capacity above 900 kW, a reduction of 7% in the FiT for photovoltaic plants with installed capacity between 500 kW and 900 kW and a reduction of 6% in the FiT for photovoltaic plants with installed capacity between 200 kW and 500 kW (i.e., out of the twelve Italian photovoltaic plants owned by the Company, eight will be subject to a reduction of 8% in the FiT and four will be subject to a reduction of 7% in the FiT);

(ii) extending the 20-year term of the FiT to 24 years with a reduction in the FiT in a range of 17%-25%, depending on the time remaining on the term of the FiT  for the relevant photovoltaic plant, with higher reductions applicable to photovoltaic plants that commenced operations earlier (based on the remaining years in the initial guaranteed FiT period of the Company's existing Italian photovoltaic plants, the expected reduction in the FiT for the Company's photovoltaic plants is approximately 19%);

(iii) a rescheduling in the FiT so that during an initial period the FiT is reduced and during the second period the FiT is increased in the same amount of the reduction (the percentages of the decrease and length of the initial period have not yet been published and will be determined by the Italian Ministry of Economic Development by October 1, 2014 but based on Law 116/2014 the goal is to provide for a scheme that will guarantee an annual saving of at least Euro 600 million by the Italian public between 2015 and 2019, assuming all photovoltaic operators opt for this alternative); or (iv) the beneficiaries of FiT incentive schemes can sell up to 80% of the revenues deriving from the incentives generated by the photovoltaic plant to a selected buyer to be identified among the top EU banks.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Condensed Consolidated Financial Statements as at June 30, 2014

Note 9 - Investee Companies and Other Investments (cont’d)

B.	Subsidiaries – Regulatory updates (cont'd)

Italy (cont'd)

The selected buyer will become eligible to receive the original FiT and will not be subject to the changes set forth in alternatives (i) through (iii) above. The exact terms of this alternative will be set by the Italian Authority for Electricity and Gas by November 20, 2014.

The operators that will choose one of the alternatives set forth in (i) - (iii) above can benefit from governmentally subsidized lines of credit or guarantees, for a maximum amount equal to the difference between the incentive due as at December 31, 2014 and the rescheduled incentive under the alternative chosen. The guarantee or line of credit will be made available by Cassa depositi e prestiti, a financing institution controlled by the Italian government, according to criteria that will be determined in the future by a specific decree.

As at June 30, 2014, the Company examined the recoverability of its photovoltaic plants in Italy. As the book value of some of the photovoltaic plants exceeded their recoverable amount, the Company recognized in those cases an impairment loss. see Note 5.

Spain

Since July 2013, a new remunerative regime for photovoltaic plants is in force pursuant to RDL 9/2013. The former feed-in tariff has been replaced by the so-called "specific retribution" system that provides the owner of a renewable installation with a defined yield to be calculated as 10-year government bonds plus 300 basis points.  The "specific retribution" includes (i) the proceeds for the sale of electricity according to market price, (ii) an "investment retribution" enough to cover the investment costs of a so-called “standard facility” – provided that such costs are not fully recoverable through the sale of energy in the market and (iii) an "operational retribution" enough to cover the difference, if any, between the operational income and costs of a standard plant that participates in the market. The "specific retribution" is calculated according to the formula and parameters established in RD 413/2014 and Order 1045/2014 (approved and published in the Official Gazette in June 2014). The amounts received in terms of feed-in tariff since 14 July 2013 are be subject to a final settlement that will be conducted during the first nine monthly payments following July 2014. The sixth provisional settlement of 2014 (corresponding to the energy produce in June 2014) is the first payment calculated pursuant to the new methodology set forth in RD 413/2014 and Order 1045/2014.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Condensed Consolidated Financial Statements as at June 30, 2014

Note 10 - Financial Instruments

Fair value

(1)           Financial instruments measured at fair value for disclosure purposes only

The carrying amounts of certain financial assets and liabilities, including cash and cash equivalents, trade receivables, other receivables, other short-term investments, deposits, derivatives, bank overdraft, short-term loans and borrowings, trade payables, other payables are the same or proximate to their fair value.

The fair values of the other financial assets and liabilities, together with the carrying amounts shown in the statement of financial position, are as follows:

	June 30, 2014
	Carrying
	amount	Fair value
	US$ in thousands
Liabilities
Marketable non-convertible debentures (including current maturities)	56,468	57,940
Loans from banks and others (including current maturities)	4,854	4,800
Finance lease obligations (including current maturities)	6,948	5,845
	68,270	68,585

	December 31, 2013
	Carrying
	amount	Fair value
	US$ in thousands
Liabilities
Loans from banks and others (including current maturities)	30,108	29,992
Finance lease obligations (including current maturities)	7,210	5,925
	37,318	35,917

(2)           Fair value hierarchy of financial instruments measured at fair value

The table below presents an analysis of financial instruments measured at fair value on the temporal basis using valuation methodology in accordance with hierarchy fair value levels. The various levels are defined as follows:

—	Level 1: quoted prices (unadjusted) in active markets for identical instruments.

—	Level 2: inputs other than quoted prices included within Level 1 that are observable, either directly or indirectly.

—	Level 3: inputs that are not based on observable market data (unobservable inputs).

	June 30, 2014
	Level 1	Level 2	Level 3	Total
	NIS thousands
Financial assets:
Other asset	-	-	1,480	1,480
Swap contracts	-	349	-	349
Option to acquire additional	-	-	355	355
	-	349	1,835	2,184

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Condensed Consolidated Financial Statements as at June 30, 2014

Note 10 - Financial Instruments (cont’d)

Fair value (cont’d)

(2)           Fair value hierarchy of financial instruments measured at fair value (cont'd)

	June 30, 2014
	Level 1	Level 2	Level 3	Total
	NIS thousands
Financial liabilities:
Swap contracts	-	3,184	-	3,184

	December 31, 2013
	Level 1	Level 2	Level 3	Total
	NIS thousands
Financial assets:
Option to acquire additional	-	-	389	389

Financial liabilities:
Swap contracts	-	2,520	-	2,520

There have been no transfers from any Level to another Level in 2014.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Condensed Consolidated Financial Statements as at June 30, 2014

Note 10 - Financial Instruments (cont’d)

Fair value (cont’d)

(3)           Details regarding fair value measurement at Levels 2 and 3

Option to acquire additional shares in investee - The fair value of non-marketable options is determined based on valuations on a regular basis. Unobservable inputs relate to the fair value of the option to acquire additional shares in investee was calculated based on a binomial option pricing model considering estimates and parameters such as NAV (net asset value) of Dori Energy, which was determined based on the value of Dorad, estimated according to the discounted operational cash flows of Dorad, discounted by the return on equity of Dorad and net of its financial liabilities as at June 30, 2014.

Swap contracts – The fair value of swap contracts is measured on the basis of discounting the difference between the forward price in the contract and the current price for the residual period until redemption using market interest rates appropriate for similar instruments, including the adjustment required for the parties’ credit risks.

Other asset – refers to a receivable in connection with PSP Gilboa, see Note 9A(2). The fair value is estimated according to the cash flows expected to be received in 4.5 years following the financial closing of PSP Gilboa, discounted at a weighted interest rate reflecting the credit risk of the debtor.

(4)           Valuation processes used by the Company

The fair value of non-marketable options is determined based on valuations on a quarterly basis.

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Condensed Consolidated Financial Statements as at June 30, 2014

Note 10 - Financial Instruments (cont’d)

Fair value (cont’d)

(5)           Level 3 financial instruments carried at fair value

The table hereunder presents reconciliation from the opening balance to the closing balance of financial instruments carried at fair value level 3 of the fair value hierarchy:

Financial assets
Other asset
US$ in thousands
Balance as at December 31, 2013	-

Total income recognized in profit or loss	1,480

Balance as at June 30, 2014	1,480

Financial assets
Option to purchase
Additional shares in
investee
US$ in thousands
Balance as at December 31, 2012	485

Total loss recognized in profit or loss	(236)
Foreign currency translation adjustments	140

Balance as at December 31, 2013	389

Total loss recognized in profit or loss	(38)
Foreign currency translation adjustments	4

Balance as at June 30, 2014	355

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Condensed Consolidated Financial Statements as at June 30, 2014

Note 10 - Financial Instruments (cont’d)

Fair value (cont’d)

(6)           Fair value sensitivity analysis of level 3 financial instruments carried at fair value

Even though the Company believes that the fair values determined for measurement and/or disclosure purposes are appropriate, the application of different assumptions or different measurement methods may change such fair values. As regards fair value measurements classified in level 3 of the fair value hierarchy, a reasonably possible change in one or more unobservable inputs would have increased (decreased) profit or loss and equity as follows (after tax):

Option to purchase additional shares in investee:

	June 30, 2014
	Increase		Decrease
	Profit or loss	Equity	Profit or loss	Equity
	US$ in thousands
Change in volatility of 10%	150	150	(140)	(140)
Change in volatility of 20%	315	315	(258)	(258)
Change in interest rate of 1%	10	10	(7)	(7)
Change in interest rate of 2%	20	20	(7)	(7)

	December 31, 2013
	Increase		Decrease
	Profit or loss	Equity	Profit or loss	Equity
	US$ in thousands
Change in volatility of 10%	135	135	(116)	(116)
Change in volatility of 20%	268	268	(211)	(211)
Change in interest rate of 1%	10	10	(9)	(9)
Change in interest rate of 2%	21	21	(9)	(9)

Other asset:

	June 30, 2014
	Increase		Decrease
	Profit or loss	Equity	Profit or loss	Equity
	US$ in thousands
Change in interest rate of 1%	(57)	(57)	59	59
Change in interest rate of 2%	(111)	(111)	122	122

Ellomay Capital Ltd. and its Subsidiaries

Notes to the Condensed Consolidated Financial Statements as at June 30, 2014

Note 11 - Subsequent Events

In July 2014 the Company entered into definitive agreements for the purchase of three photovoltaic (solar) plants with installed capacity of approximately 5.6MWp in the aggregate (the "Spanish PV Plants").

The Spanish PV Plants are ground mounted fixed technology plants and are located in Murcia, Spain.

The Spanish PV Plants were already constructed and operating and were connected to the Spanish national grid in 2011.

The Spanish PV Plants were acquired from a Spanish company whose German parent company has entered into insolvency proceedings. The Spanish PV Plants and all associated assets and rights were purchased by Ellomay for an aggregate purchase price of Euro 9.5 million (approximately $13,000 thousand), subject to certain purchase price adjustments. In May 2014, a non-refundable down payment of $ 408 thousand was paid.

The transaction was closed after the balance sheet date.